Exhibit 99.2

E-House Announces Leju’s Plan for Proposed IPO

SHANGHAI, China, March 10, 2014 — E-House (China) Holdings Limited (“E-House”) (NYSE: EJ), a leading real estate services company in China, today announced that Leju Holdings Limited (“Leju”), a wholly owned subsidiary of E-House, has submitted a draft registration statement on Form F-1 in compliance with the U.S. Securities Act of 1933, as amended (the “Securities Act”) to the U.S. Securities and Exchange Commission (the “SEC”) for a proposed initial public offering of Leju and listing of Leju’s American depositary shares representing its ordinary shares on a major stock exchange in the U.S. (the “Proposed IPO”). The Proposed IPO is expected to commence as capital markets conditions permit and is subject to Leju’s public filing of the registration statement with the SEC in compliance with the Securities Act, and the SEC declaring such registration statement effective. The proposed number of American depositary shares to be offered and sold in the Proposed IPO has not yet been determined. E-House may sell a portion of Leju’s shares it owns, but expects to remain Leju’s majority shareholder after the completion of the Proposed IPO.

This announcement is being made pursuant to and in accordance with Rule 135 under the Securities Act. This press release is not intended to, and does not, constitute an offer to sell or a solicitation of an offer to purchase any securities, in the United States or elsewhere, and it is not intended to, and does not, constitute an offer, solicitation or sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or the selling security holder and that will contain detailed information about the issuer and management, as well as financial statements.

E-House’s Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “intend,” “confident,” “is currently reviewing,” “it is possible,” “subject to” and similar statements. E-House may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, including Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about E-House’s beliefs and expectations, are forward-looking statements and are subject to change. Forward-looking statements involve inherent risks and uncertainties. For example, the Proposed IPO may not be consummated. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. Potential risks and uncertainties include, but are not limited to, those risks outlined in E-House’s and Leju’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of the issuance, and neither E-House nor Leju assumes any obligation to update the forward-looking statements in this press release and elsewhere except as required under applicable law.

About E-House

E-House (China) Holdings Limited (“E-House”) (NYSE: EJ) is China’s leading real estate services company with a nationwide network covering approximately 255 cities. E-House offers a wide range of services to the real estate industry, including online advertising and e-commerce, primary sales agency, secondary brokerage, information and consulting, offline advertising and promotion and real estate investment management services. E-House has received numerous awards for its innovative and high-quality services, including “China’s Best Company” from the National Association of Real Estate Brokerage and Appraisal Companies and “China Enterprises with the Best Potential” from Forbes. For more information about E-House, please visit http://www.ehousechina.com.

For investor and media inquiries, please contact:

In China:

Investor Relations

E-House (China) Holdings Limited

Phone: +86 (21) 6133-3937

E-mail: ir@ehousechina.com

Derek Mitchell
Ogilvy Financial, Beijing
Phone: +86 (10) 8520-3073
E-mail: ej@ogilvy.com

In the United States:

Mr. Justin Knapp
Ogilvy Financial, U.S.
Phone: +1 (616) 551-9714
E-mail: ej@ogilvy.com